

Mail Stop 3030

June 21, 2016

Via E-mail
Thomas Klink
Chief Financial Officer
Pioneer Power Solutions, Inc.
400 Kelby Street, 12th Floor
Fort Lee, New Jersey 07024

> **Re:**   **Pioneer Power Solutions, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed March 31, 2016**
> **Form 10-Q for the Quarterly Period ended March 31, 2016**
> **Filed May 13, 2016**
> **File No. 001-35212**

Dear Mr. Klink:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2015

Item 8. Financial Statements

Consolidated Statements of Operations, page 39

1.   Please revise future filings to separately state the amount of your goodwill impairment losses consistent with ASC 350-20-45-2.

Note 8. Goodwill and Other Intangible Assets, page 55

2.   In future filings, please disclose both the gross amount and accumulated impairment losses of goodwill as of the beginning and end of the period. Refer to ASC 350-20-50-1.

Note 16. Business Segment, Geographic and Customer Information, page 67

3.   We note that you currently include your reconciling items within a single amount labeled 'General Corporate.' In future filings please separately identify and describe any significant reconciling items included in this amount as required by ASC 280-10-50-31.

4.   With respect to your disclosures about major customers under ASC 280-10-50-42, it is not clear whether the amounts shown reflect the same or different customers in each period. Please revise future filings to show the amount for each customer for each period shown.

5.   In future filings please disclose revenues from external customers for each product or service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, you should disclose that fact. Refer to ASC 280-10-50-40.

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 71

6.   We note that your Management´s Report on Internal Control over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment. Please tell us the COSO framework used by your management and, as required by Item 308(a)(2) of Regulation S-K, revise the report in future filings to identify the framework used.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Item 4. Controls and Procedures, page 27

7.   We note that you refer to your assessment of disclosure controls and procedures as of December 31, 2015. Consistent with Item 4 of Form 10-Q and Item 307 of Regulation S-K, please amend the filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report - i.e., March 31, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery